Mail Stop 3561

May 14, 2010

Via U.S. Mail and Fax (212) 463-5683

Joseph J. Lombardi
Chief Financial Officer
Barnes & Noble, Inc.
122 Fifth Avenue,
New York, New York 10011

   Re: **Barnes & Noble, Inc.**
      Form 10-K for the Fiscal Year Ended January 31, 2009
      Filed April 1, 2009
      Definitive Proxy Statement on Schedule 14A
      Filed April 16, 2009
      Form 8-K
      Filed October 1, 2009
      Form 10-Q for the Quarterly Period Ended January 30, 2010
      Filed March 11, 2010
      File No. 001-12302

Dear Mr. Lombardi:

   We have reviewed your response letter dated April 26, 2010 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2009

Note 10. Other Comprehensive Earnings (Loss), Net of Tax, page F-40

1. We have reviewed your response to comment 11 in our letter dated April 12, 2010. Please provide us with the information required by FASB ASC 715-20-50-1(j) for each balance sheet presented.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

2. We note your responses to comments 13 and 17 of our April 12, 2010 letter. Please confirm whether in future filings, if appropriate, you will include the information contained in your responses. With respect to comment 13, we note the first paragraph of your response stating that you will provide percentile goals in future filings. Your response does not confirm, however, whether you will provide the information contained in the third paragraph of your response regarding the allocation of cash and equity compensation.

Form 8-K filed October 1, 2009

Exhibit 10.1 Credit Agreement dated September 30, 2009

3. We reissue comment 23 of our April 12, 2010 letter. Please note that Item 601(b)(10) of Regulation S-K does not include a carve-out for schedules or attachments that you deem immaterial to an investment decision. As to your indication that some of the information was confidential, you have the ability to seek confidential treatment with respect to any such data pursuant to Rule 24b-2. Therefore, with your next current or periodic report, please file complete copies of this agreement, including all schedules or similar attachments.

Form 10-Q for the Quarterly Period Ended January 30, 2010

Item 4: Controls and Procedures, page 44

4. We note that in response to comment 25 of our April 12, 2010 you confirm that you will provide the requested disclosure in future filings, but you do not include the proposed revisions as we requested in the opening paragraph of our letter. Please provide us with your proposed revisions.

*   *   *

Please contact, Lisa Sellars, Staff Accountant, at (202) 551-3348 or in her absence Andrew Blume, Senior Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director